December 28, 2015

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Christina Fettig

Metropolitan Series Fund

(Western Asset Management Strategic Bond Opportunities Portfolio)

(SEC File No. 333-208230)

(WMC Core Equity Opportunities Portfolio)

(SEC File No. 333-208231)

(Western Asset Management Strategic Bond Opportunities Portfolio)

(SEC File No. 333-208232)

Form N-14 Registration Statements

Dear Ms. Fettig:

We are submitting this letter on behalf of Metropolitan Series Fund (the “Registrant”), which supplements our December 24, 2015 letters responding to certain oral comments received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on December 4, 2015 and December 21, 2015 with respect to the N-14 filings referenced above (the “N-14 Registration Statements”), each submitted to the SEC on November 25, 2015. The following representations supplement Registrant’s prior response to Comment 4 with respect to each N-14 Registration Statement concerning the date of the information included in the fee tables and expense examples that appear in such N-14 Registration Statement.

Registrant represents that in any future Registration Statement filings made by the Registrant on Form N-14, the information in the fee tables and expense examples will be as of the most recent fiscal year end of the Target Portfolio and the Acquiring Portfolio in accordance with Item 3 of Form N-14 and Item 3 of Form N-1A.

Registrant also represents that if the amounts in the fee tables and expense examples in the N-14 Registration Statements had reflected information as of December 31, 2014, they would not have been materially different from the amounts in the fee tables and expense examples in the N-14 Registration Statements, which reflect information as of June 30, 2015.

* * *

The Registrant acknowledges that:

1.	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced N-14 Registration Statements;

2.	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions, please feel free to call me at (202) 775-1213.

Very truly yours,

/s/ John L. Chilton

cc:	Andrew L. Gangolf, Esq.

Michael P. Lawlor, Esq.

David C. Mahaffey, Esq.